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31

Exploration, Development and Mine Operating Agreement

By and Between

Minewest Silver & Gold Inc.

and

Teryl Resources Corp.

AB.

TABLE OF CONTENTS

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EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

This Agreement is made as of April 20, 2012 ("**Effective Date**") between Minewest Silver & Gold Inc., a British Columbia corporation ("**MINEWEST**"), the address of which is 240 - 11780 Hammersmith Way, Richmond BC V7A 5E9 and Teryl Resources Corp, a British Columbia corporation ("**TERYL**"), the address of which is 240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9.

RECITALS

A. TERYL owns a **30%** interest and a 10% Net Profits Interest ("**NPI**") entitlement, in certain property located in North central British Columbia, Canada, which property is described in Exhibit A and defined in Exhibit C (the "**Property**").

B. MINEWEST owns a **70%** interest subject to the 10% NPI held by TERYL in the Property.

C. Reg Technologies Inc. holds a **5%** NPI against the whole of the Property.

D. A 1% Net Smelter Return (**"NSR"**) is held against the Property by SMR Investments Ltd.

E. MINEWEST, and TERYL wish to enter into this Agreement to set out the terms and conditions on which they will participate in the exploration, evaluation and, if justified, the development and mining of mineral resources within the Property.

NOW THEREFORE, in consideration of the covenants and conditions contained herein, MINEWEST, and TERYL agree as follows:

ARTICLE I
DEFINITIONS AND CROSS-REFERENCES

1.1 **Definitions**. The terms defined in Exhibit C and elsewhere shall have the defined meaning wherever used in this Agreement, including in Exhibits.

1.2 **Cross-References**. References to "Exhibits," "Articles," "Sections" and "Subsections" refer to Exhibits, Articles, Sections and Subsections of this Agreement. References to "Paragraphs" and "Subparagraphs" refer to paragraphs and subparagraphs of the referenced Exhibits.

ARTICLE II
NAME, PURPOSES, AND TERM

2.1 **General**. MINEWEST and TERYL hereby enter into this Agreement for the purposes hereinafter stated. All of the rights and obligations of the Participants in connection with the Assets or the Area of Interest and all Operations shall be subject to and governed by this Agreement.

2.2 **Name**. The Assets shall be managed and operated by the Participants under the name of the Silverknife Property. The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

2.3 **Purposes**. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which each of the Participants accomplishes such purposes:

(a) to conduct Exploration within the Area of Interest,

(b) to acquire additional real property and other interests within the Area of Interest,

(c) to evaluate the possible Development and Mining of the Property, and, if justified, to engage in Development and Mining,

(d) to engage in Operations on the Property,

(e) to complete and satisfy all Environmental Compliance obligations and Continuing Obligations affecting the Property, and

(f) to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

2.4 **Limitation**. Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 2.3, and nothing in this Agreement shall be construed to enlarge such purposes or to change the relationships of the Participants as set forth in Article IV.

2.5 **Term.**

The term of this Agreement shall be for twenty (20) years from the Effective Date and for so long thereafter as Products are produced from the Property on a continuous basis, and thereafter until all materials, supplies, equipment and infrastructure have been salvaged and disposed of, any required Environmental Compliance is completed and accepted and the Participants have agreed to a final accounting, unless the Business is earlier terminated as herein provided. For purposes hereof, Products shall be deemed to be produced from the Property on a "**continuous basis**" so long as production in commercial quantities is not halted for more than three hundred sixty five (365) consecutive days.

ARTICLE III
REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS

3.1 **Representations and Warranties of Both Participants**. As of the Effective Date, each Participant warrants and represents to the other that:

(a) it is a corporation duly organized and in good standing in its state of incorporation and is qualified to do business and is in good standing in those provinces where necessary in order to carry out the purposes of this Agreement;

(b) it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, surface and mineral rights owner, lessor, lessee and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c) it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d) it is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the permitting or implementation of Operations under this Agreement; and

(e) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

3.2 **Title to Property**. Title to the Property shall be held by Reg Technologies Inc. in trust for both MINEWEST and TERYL, as their Participating Interests are determined pursuant to this Agreement.

3.3 **Title to Assets.** Title to the Assets, excluding the Property shall be held in the name of the Manager in trust for the parties in proportion to their respective Interest as adjusted from time to time. Each of the parties shall have the right to received, forthwith upon making demand therefor from the Manager, such documents as it may reasonably require confirming its Interest.

3.4 **Record of Title.** This Agreement, or memorandum of this Agreement, shall, upon the written request of any party, be recorded in the office of any governmental agency so requested, in order to give notice to third parties of the respective interests of the parties in the Assets and this Agreement. Each party hereby covenants and agrees with the requesting party to execute such documents as may be necessary to perfect such recording.

ARTICLE IV
RELATIONSHIP OF THE PARTICIPANTS

4.1 **Formation of Joint Venture**. The parties agree to associate and participate in a joint operation (the "**Joint Operation**") for the purpose of exploring the Property and, if deemed warranted, bringing the Property or a portion thereof into commercial production by establishing and operating a Mine, and for any other purpose outlined in section 2.3.

4.2 **Other Business Opportunities**. Except as expressly provided in this Agreement, each Participant shall have the right to engage in and receive full benefits from any independent business activities or operations, whether or not competitive with this Business, without

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consulting with, or obligation to, the other Participant. The doctrines of "**corporate opportunity**" or "**business opportunity**" shall not be applied to this Business nor to any other activity or operation of either Participant. Neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or, except as otherwise provided in Article XXII, within the Area of Interest after the termination of the Business. Unless otherwise agreed in writing, neither Participant shall have any obligation to mill, beneficiate or otherwise treat any Products in any facility owned or controlled by such Participant.

4.3 Obligations Several and Not Joint. The rights, duties, obligations and liabilities of the parties shall be several and not joint nor joint and several, it being the express purpose and intention of the parties that their respective Interests shall be held as tenants in common.

4.4 No Partnership. Nothing herein contained shall be construed as creating a partnership of any kind or as imposing upon any party any partnership duty, obligation or liability to any other party hereto.

4.5 No Use of Name of Other Party. No party shall, except when required by this Agreement or by any law, by-law, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other party for the purpose related to the Property or this Agreement.

4.6 Waiver of Rights to Partition or Other Division of Assets. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by Law during the term of this Agreement.

4.7 Transfer or Termination of Rights to Properties. Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

4.8 Taxation. All Costs incurred hereunder shall be for the account of the party or parties making or incurring the same, if more than one then in proportion to their respective Interests, and each party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

ARTICLE V
CONTRIBUTIONS BY PARTICIPANTS

5.1 Participants' Initial Contributions.

(a) MINEWEST, as its Initial Contribution, hereby contributes its **70%** interest in and to the Assets described in Exhibit A to the purposes of this Agreement. The amount of 70% of each exploration phase shall be credited to MINEWEST's Equity Account on the Effective Date with respect to MINEWEST's Initial Contribution. In addition, MINEWEST has contributed additional amounts as at the Effective Date which are being recorded and will be credited to Minewest's Equity Account.

(b) TERYL, as its Initial Contribution, hereby contributes its **30%** interest in and to the Assets described in 0 to the purposes of this Agreement. The amount of 30% share of the Phase I exploration phase shall be credited to TERYL's Equity Account on the Effective Date with respect to TERYL's Initial Contribution. In addition, TERYL has contributed additional amounts as at the Effective Date which are being recorded and will be credited to TERYL's Equity Account.

5.2 Additional Contributions. Each of MINEWEST and TERYL have contributed the full amount of their Initial Contribution, and subject to any election permitted by Subsection 10.5(a) and Section 13.1, shall be obligated to contribute funds to adopted Programs and Budgets, and Mine Costs in proportion to their respective Participating Interests.

ARTICLE VI
INTERESTS OF PARTICIPANTS

6.1 Initial Participating Interests. On the Operative Date the Participants shall have the following initial Participating Interests:

MINEWEST	-	70%
TERYL	-	30 %

Except as otherwise provided herein, the parties shall bear the Cost and all liabilities arising under this Agreement and shall, pursuant to their respective shares, own the Assets and any Mine all in proportion to their respective Participating Interests.

6.2 Changes in Participating Interests. The Participating Interests shall be diluted down on a pro-rata basis or changed as follows:

(a) Upon an election by either Participant pursuant to Section 10.10, 10.11 or 13.2 to contribute less to the a Program and Budget for Exploration Costs or Construction Costs of than the percentage equal to its Participating Interest, or to contribute nothing to an adopted Program and Budget;

(b) Upon failure to pay the Manager's Invoice pursuant to Section 18.2

(c) Upon Transfer by either Participant of part or all of its Participating Interest in accordance with Article XXVII; or

(d) Upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.3 Continuing Liabilities Upon Adjustments of Participating Interests. Any reduction or elimination of either Participant's Participating Interest shall not relieve such Participant of its share of any liability, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether arising, before or after such reduction or elimination, out of acts or omissions occurring or conditions existing prior to the Effective Date or out of Operations conducted during the term of this Agreement but prior to such reduction or elimination, regardless of when any funds may be expended to satisfy such liability. For purposes of this Section, such Participant's share of such liability shall be equal to

its Participating Interest at the time the act or omission giving rise to the liability occurred, after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 10.10, 10.11, 13.2 and 18.2, (or, as to such liability arising out of acts or omissions occurring or conditions existing prior to the Effective Date, equal to such Participant's initial Participating Interest). Should the cumulative cost of satisfying Continuing Obligations be in excess of cumulative amounts accrued or otherwise charged to the Environmental Compliance Fund as described in Exhibit B, each of the Participants shall be liable for its proportionate share (*i.e.*, Participating Interest at the time of the act or omission giving rise to such liability occurred), after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 10.10, 10.11, 13.2, and 18.2 of the cost of satisfying such Continuing Obligations, notwithstanding that either Participant has previously withdrawn from the Business or that its Participating Interest has been reduced or converted to an interest in Net Proceeds pursuant to Section 10.11.

6.4 Documentation of Adjustments to Participating Interests. Adjustments to the Participating Interests need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest and related Equity Account balance shall be shown in the accounting records of the Manager, and any adjustments thereto, including any reduction, readjustment, and restoration of Participating Interests under Sections 10.10, 10.11, 13.2, and 18.2 shall be made monthly. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence such adjustments in form sufficient for filing and recording in the jurisdiction where the Properties are located.

6.5 Grant of Lien and Security Interest.

(a) Subject to Section 6.6, each Participant grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

(b) The liens and security interests granted by Subsection 6.5(a) shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement. Each Participant hereby agrees to take all action necessary to perfect such lien and security interest and hereby appoints the other Participant its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interest.

6.6 Subordination of Interests. Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement other than those created pursuant to Section 6.5 hereof, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any secured borrowings relating to Project Financing, and any modifications or renewals thereof.

ARTICLE VII
MANAGEMENT COMMITTEE

7.1 **Organization and Composition**. The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of one member for the minority interest and two members from the majority interest holder.

Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments by a Participant shall be made or changed by notice to the other members.

7.2 **Decisions**. Each Participant, acting through its appointed member(s) in attendance at the meeting, shall have the votes on the Management Committee in proportion to its Participating Interest. Unless otherwise provided in this Agreement, the vote of the Participant with a Participating Interest over fifty percent (50%) shall determine the decisions of the Management Committee.

7.3 **Meetings**.

(a) After TERYL has completed its exploration program for each year, the Management Committee shall hold regular meetings annually or after each phase is completedin Vancouver, B.C. or at other agreed places. The Manager shall give seven (7) days' notice to the Participants of such meetings. Additionally, either Participant may call a special meeting upon thirty (30) days' notice to the other Participant. In case of an emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one member representing each Participant is present; *provided, however*, that if a Participant fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other Participant is represented by at least one appointed member, and a vote of such Participant shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity.

(b) If business cannot be conducted at a regular or special meeting due to the lack of a quorum, either Participant may call the next meeting upon two (2) days' notice to the other Participant.

(c) Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered if either Participant adds the matter to the agenda at least three (3) days before the meeting or with the consent of the other Participant. The Manager shall prepare minutes of all meetings and each agenda for a meeting shall include the consideration and approval of the minutes of the immediately preceding meeting of the Management Committee. Decisions made at a Management Committee meeting shall be implemented in accordance with adopted Programs and Budgets. If personnel

employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be charged to the Joint Account. All other costs shall be paid by the Participants individually.

7.4 Action Without Meeting in Person. In lieu of meetings in person, the Management Committee may conduct meetings by telephone or video conference, so long as minutes of such meetings are prepared in accordance with Subsection 7.3(c). The Management Committee may also take actions in writing signed by all members.

7.5 Matters Requiring Approval. Except as otherwise delegated to the Manager in Article IX, the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall decide every question submitted to it by a vote.

ARTICLE VIII
MANAGER

8.1 Appointment. MINEWEST shall act as Manager for so long as its Participating Interest is 50% or more. If MINEWEST's Participating Interest is less than 50%, the Management Committee shall select a party, if it is consents, to be the Manager.

8.2 Resignation; Deemed Offer to Resign. The Manager may resign upon not less than three (3) months' prior notice to the other Participant.

8.3 Removal of Manager. The Management Committee may, by Simple Majority (with the Manager not being entitled to vote on such resolution), remove the party acting as Manager, effective the date designated by the Management Committee if:

(a) the party makes an assignment for the benefit of its creditors, or consents to the appointment of a receiver for all or substantially all of its property; or

(b) a court order is entered without that party's consent:

   (i) appointing a receiver or trustee for all or substantially all of its property; or

   (ii) approving a petition in bankruptcy or for a reorganization pursuant to the applicable bankruptcy legislation or for any other judicial modification or alteration of the rights of creditors; or

(c) the Manager is in default under this Agreement and fails to cure such default, or to commence bona fide curative measures, within 30 days or receiving notice of the default from a non-Manager;

(d) the Manager fails to meet any of its obligations pursuant to Section 9.4; or

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(e) the Manger undergoes a change in "Control". Whereby "Control" shall mean the ability, directly or indirectly through one or more intermediaries to direct or cause the direction of the management and policies of the Manager through (i) the legal or beneficial ownership of voting securities; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise.

8.4 Appointment of New Manager. If the party resigns or is removed as Manager, the Management Committee (the representative of the former Manager not being entitled to vote on the resolution) shall thereupon select another party to become the Manager effective the date established by the Management Committee.

If the Manager resigns or is removed and no other party consents to act as Manager, the Joint Operation shall be terminated and the party which was the Manager may, if it consents to act, continue to act as Manager to effect the termination and the other parties shall be obligated to fund their respective Proportionate Shares of the Costs incurred.

The New Manager shall assume all of the rights, duties, liabilities and status of the previous Manager as approved in this Agreement. The new Manager shall have no obligation to hire any employees of the former Manager resulting from this change of Manager.

8.5 Cessation of Former Manager. Upon ceasing to be Manager, the former Manager shall forthwith deliver to the new Manager custody of all Assets, books, records, and other property both real and personal which it prepared or maintained in its capacity as Manager.

ARTICLE IX
RIGHTS, DUTIES AND STATUS OF MANAGER

9.1 Independent Contractor. The Manager in its operation hereunder shall be deemed to be an independent contractor. The Manager shall not act or hold itself out as agent for any of the parties nor make any commitment on behalf of the parties unless specifically permitted by this Agreement or directed in writing by a party.

9.2 Performance of Duties of Manager. Subject to the terms and provisions of this Agreement, and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Manager shall perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with this Agreement.

9.3 Carrying out Mining Operations. The Manager shall manage and carry out Mining Operations substantially in the accordance with Programs, Feasibility Studies and Production Notices, Operation Plans, Mine Maintenance Plans, Budgets, and Mine Closure Plans adopted by the Management Committee and in connection therewith shall, in advance if reasonably possible, notify the Management Committee of any change in the Mining Operations which the Manager considers material and if it is not reasonably possible, the Manager shall notify the Management Committee so soon thereafter as is reasonably possible.

9.4 Powers and Duties of Manager. The Manager shall have the sole exclusive right and authority to manage and carry out all Mining Operations in accordance herewith and incur the Costs required for that purpose. In so doing the Manger shall:

(a) comply with the provisions of all agreements or instruments of title under which the Assets are held;

(b) pay all Costs properly incurred promptly as and when due;

(c) keep the Assets free of al liens and encumbrances (other than those, if any, in effect on the Operative Date, those the creation of which is permitted pursuant to this Agreement, or builder's or mechanic's liens) arising out of the Mining Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest or discharge the same;

(d) with the approval of the Management Committee prosecute claims and, where a defence is available, defend litigation arising out of the Mining Operations, provided that any Participant may join the prosecution or defence at its own expense;

(e) perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Assets in good standing, including, without limiting generality, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents, and other rights to and interests in the Minerals;

(f) maintain all required accounting and financial records pursuant to the procedures described in Exhibit B and in accordance with customary cost accounting practices in the mining industry in Canada, and shall ensure appropriate separation of accounts unless otherwise agreed by the Participants;

(g) perform its duties and obligations hereunder in a sound an workmanlike manner, in accordance with sound mining and engineering practice and other practices customary in the Canadian mining industry, and in substantial compliance with all applicable federal, provincial, Territorial and municipal laws, by-law, ordinances, rules and regulations and this Agreement;

(h) prepare and deliver reports provided for in Section 10.3; and

(i) have such additional duties and obligations as the Management Committee may from time to time determine.

9.5 Payments To Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with Article XIV and Exhibit B.

9.6 Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case in arm's-length transactions with unrelated persons.

ARTICLE X
EXPLORATION PROGRAMS AND BUDGETS

10.1 Initial Program and Budget. The overall work program and budget and the Initial Program and Budget to which both Participants have agreed and was adopted by the Participants in November, 2011 is attached as Exhibit F. TERYL acknowledges that its obligation during the Initial Program and Budget is to fund 30% of the share and MINEWEST acknowledges that its obligation during the Initial Program and Budget is to fund 70% of the share.

10.2 Operations Pursuant to Programs and Budgets. Except as otherwise provided in Subsection 5.1(b), and Article XXII, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets. Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all Operations contemplated under the Program and Budget.

10.3 Preparation and Presentation of Programs and Budgets. The Manager shall prepared draft Programs and Budgets for consideration by the Management Committee. All proposed Programs and Budgets may include Exploration, Pre-Feasibility Studies, Feasibility Study, Development, Mining and Expansion or Modification Operations components, or any combination thereof. Unless otherwise agreed to by a Simple Majority, each Program shall cover a calendar year. The draft Program along with Budget shall contain a statement in reasonable detail of the proposed Mining Operations, estimates of the all Exploration Costs to be incurred and an estimate of the time when they will be incurred, and shall be delivered to each Participant no later than 60 days prior to the period to which the draft Program relates. Each draft Program shall be accompanied by such reports and data as are reasonably necessary for each party to evaluate and assess the results from the Program for the then current year and, to the extent not previously delivered, from earlier Programs.

10.4 Review and Adoption of Proposed Programs and Budgets. The Management Committee shall review the draft Program and Budget prepared and, if it deems fit, adopt the Program and Budget with such modifications, if any, as the Management Committee deems necessary. The Manager shall be entitled to an allowance for a Cost overrun of 10 percent in addition to any budgeted Exploration Costs and any Costs so incurred shall be deemed to be included in the Program and Budged, as adopted.

10.5 Election to Participate.

(a) The Manager shall forthwith submit the adopted Program and Budget to the parties. Each party may, within 30 days of receipt of the Program and Budget, give notice to the Manager committing to contribute to its Proportionate Share of the Exploration Costs for that Program and Budget. A party which fails to give notice within the 30 day period shall be deemed to have elected not to contribute to that Program and Budget.

(b) If any party elected not to contribute to a Program and Budget, the amounts to be contributed by the parties who elected to contribute shall be increased *pro rata*, subject to the right of any of them to elect, prior to the commencement of the Program and Budget, not to contribute more than its Proportionate Share. If one or more party so elects to contribute no more than its Proportionate Share and the other parties do not elect to contribute *pro rata* to the resulting shortfall, the Manager shall in good faith revise the Program and Budget such that the technical objectives of the original Program are retained to the extent that is reasonably practicable given the reduced contributions to Costs. The Manager shall, within 15 days following the end of the 30-day period set out in Subsection 10.5(a), deliver to each party a copy of the said revised Program and Budget which, if the Budget contemplates Costs of at least 80% of those contemplated in the original adopted Program and Budget, shall be deemed for all purposes under this Agreement to be the adopted Program and Budget. If the Budget for the Revised Program contemplates Costs of less than 80% of those contemplated in the original adopted Program, the revised Program and Budget shall be re-submitted to the Management Committee as a draft Program and Budget pursuant to Section 10.3, and the procedure set out in Section 10.3 to 10.5 inclusive shall be repeated.

10.6 **Invoices to Participants.** The Manager shall be entitled to in invoice each Participant:

(a) no more frequently than monthly, for its Proportionate Share of the Exploration Costs incurred and paid by the Manager in carrying out a Program; or

(b) not more than 60 days in advance of requirements, for an advance of that Participant's Proportionate Share of Exploration Costs estimated to be incurred and paid by the Manager in carrying out a Program.

Each invoice shall be signed by a financial officer of the Manager. Each Participant shall pay the Manager the amount invoiced prior to the exploration date of the said program. If a Participant protests the correctness of an invoice it shall nevertheless be required to make the payment.

10.7 **Failure to meet Payment.** If a Participant, after having committed to contribute pursuant to Subsection 10.5(a), fails to pay an invoice prior to the exploration work being completed referred to in Section 10.6, the Manager may be notice demand payment. If no payment is made within the period of 30 days next succeeding the receipt of the demand notice, the said party will be in default and the other party may elect to pay the costs based on a 1% penalty in additional cost, or may elect to earn an additional interest in the property.

10.8 **Expenditure of Monies Rateably.** The Manager shall expend all monies advance by a Participant rateably with the advances of the other Participants. If the Manager suspends or prematurely terminates a Program, any funds advanced by a Participant in excess of that Participant's Proportionate Share of the Exploration Costs incurred prior to the suspension or premature termination shall be refunded within 60 days of the suspension or premature termination. Unless approved unanimously by the Management Committee, the Manager shall be exclusively liable for the payment of all Costs incurred in excess of 125 percent of any budgeted Exploration Costs.

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10.9 Suspension or Termination of Program. Unless otherwise directed by the Management Committee, the Manager may suspend or terminate prematurely any Program when the Manager, in good faith, considers that conditions are not suitable for the proper continuation or completion of the Program or the results obtained to that time eliminate or substantially impair the technical rationale on which the Program was based. If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program is altered, suspended or terminated are less than 80 percent of the Exploration Costs set out in the adopted Program, any party which elected not to contribute to the Program shall be given notice of the alteration, suspension or termination by the Manager and shall be entitled to contribute its Proportionate Share of the Exploration Costs incurred on the Program by payment thereof to the Manager within 30 days after receipt of the notice, but shall not be entitled to review the results of the Program until it has made full payment. If payment is not made by that party prior to completion of the exploration program aforesaid it shall forfeit its right to contribute to that Program without a demand for payment being required to be made thereafter by the Management Committee. If payment is made by that party within said period, the Manager shall distribute the payment to the original Participants *pro rata* according to their respective contributions to the Program, and shall deliver to the new Participants copies of all data previously delivered to the other Participants with respect to that Program.

10.10 Party's Election Not to Contribute. If a party elected not to contribute to the Exploration Costs of a Program the Interest of the party shall be decreased and the Interest of each Participant contributing in excess of its Proportionate Share of the Exploration Costs shall be increased so that, subject to Section 10.11, at all times during the Exploration Period the Interest of each party will be that percentage which is equivalent to its Exploration Costs and Prior Exploration Costs expressed as a percentage of the Exploration Costs and Prior Exploration Costs of all parties. Notwithstanding the foregoing but subject to Section 10.11 hereof, the party whose Interest has been reduced (other than a party who has forfeited the right to contribute pursuant to Section 10.7) shall be entitled to receive details of and to contribute to future Programs to the extent of its then Interest. On the Operative Date, the parties' respective Interests shall be deemed to be as follows

	Interest
MINEWEST	70%
TERYL	30%

10.11 Party's Interest reduced to less than 10%. If the effect of the application of Section 10.10 is to reduce the Interest of any party to less than 10%, such party shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one: then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of a royalty of 1% of Net Smelter Returns, subject to adjustment as provided in Section 10.13.

10.12 Failure by Manager to Submit Draft Program. If the Manager fails to submit a draft Program or a revised Program by the date set out in this Agreement, the following shall apply:

(a) the Manager shall not be entitled to submit a draft Program and Budget or revised Program and Budget for the subject period;

(b) any Participant other than the Manager whose Interest is not less than 20% may, within 15 days following the date by which the Manager's draft Program and Budget revised Program and Budget was due, submit a drat Program and Budget (the **"Non-Manager's Program"**) for the subject period for consideration by the Management Committee;

(c) the Management Committee shall review the Non-Manager's Program and, if it deems fit (the Manager not being entitled to vote with respect thereto), adopt the Non-Manager's Program with such modifications, if any, as the Management Committee deems necessary; the adopted Program and Budget shall then be submitted to the parties pursuant to Subsection 10.5(a);

(d) if the Manger is a party and elects to contribute to the Non-Manager's Program, it shall remain as the Manager for the duration of the Non-Manager's Program;

(e) if the Manager is a party and elects not to contribute to the Non-Manager's Program, it shall cease to be the Manager for the duration of the Non-Manager's Program, and the Management Committee shall appoint another party as Manager (the former Manager note being entitled to vote with respect thereof);

(f) following the completion of the Non-Manager's Program the former Manger shall, subject to the provisions of Section 8.1, automatically become the Manager;

10.13 Maximum Royalty. Each of MINEWEST and TERYL hereby agree that the maximum royalty to which it and its assigns shall be collectively entitled pursuant to this Agreement is 1% of Net Smelter Returns. For example, if:

(a) MINEWEST assigns a part of its Interest to a third party pursuant to this Agreement, and

(b) TERYL then becomes entitled to receive 1% of Net Smelter Returns of the Net Proceeds of Production pursuant to Section 10.11 or Subsection 13.2(b); and

(c) the said third party then also become entitled to receive 1% of Net Smelter Returns of the Net Proceeds of Production pursuant to Section 10.11 or Subsection 13.2(b),

Then MINEWEST and such third party shall collectively be entitled to received 1% of Net Smelter Returns of Net Proceeds of Production allocated between them on a proportionate basis based upon the respective Prior Exploration Costs and Exploration Costs of each of MINEWEST and such third party at the time that the assignment and conveyance of its Interest took place.

ARTICLE XI
FEASIBILITY STUDY

RL

11.1 Preparation of Feasibility Study. Except as provided in Section 11.2, a Feasibility Report shall only be prepared with the approval of the Management Committee. The Manager shall provide copies of the completed Feasibility Report to each of the parties forthwith upon receipt, together with copies of all of the latest technical data and information generated or received by the Manager from the immediately preceding Program and not contained in the Feasibility Report.

11.2 Proponent's call for Feasibility Study. Notwithstanding the provisions of Section 11.01, if a party (the **"Proponent"**) is of the view that a Feasibility Report should be prepared, such party shall give notice thereof to the Manager and the Manager shall call a Management Committee meeting to consider the matter. If the Management Committee fails to approve the preparation of the Feasibility Report supported by the Proponent, the Proponent may, either alone or with other parties, at its or their sole cost, prepare a Feasibility Report. If such Feasibility Report indicates that production from the Property would be profitable to the Proponent, the Proponent shall deliver the Feasibility Report to the Manager who shall call a Management Committee meeting to consider the Proponent's Feasibility Report. If the Management Committee adopts the Feasibility Report. In the event the feasibility report is completed the parties should pay their share pursuant to the interest in the property. Upon the adoption by the Management Committee of the Proponent's Feasibility Report, it shall become a Feasibility Report for all purposes hereunder.

11.3 Review of Feasibility Study. The parties shall meet at reasonable intervals and times to review the Feasibility Report and discuss whether the establishing and bringing of a Mine into commercial production in conformity with the Feasibility Report is feasible or desirable.

ARTICLE XII
PRODUCTION NOTICE

12.1 Call of Meeting to Discuss Feasibility Study. The Manager shall call a Management Committee meeting to consider the Feasibility Study for a date no sooner than three months and no later than six months after the Feasibility Study was provided to each of the parties.

12.2 Cause Production Notice. The Management Committee shall consider the Feasibility Study prepared and may by Simple Majority approve the Feasibility Study, with such modifications, if any, as it considers necessary or desirable, together with an estimate of Construction Costs. If a Feasibility Study is approved as aforesaid the Management Committee shall forthwith cause a Production Notice to be given to each of the parties by the Manager stating that the Management Committee has approved that a Mine be established and brought into production in conformity with the Feasibility Study and estimated Construction Costs as so approved.

ARTICLE XIII
ELECTION TO CONTRIBUTE

AE

13.1 Notice to Contribute. Each party with an Interest may, within 60 days of the receipt of the Production Notice, give the Manager notice committing to contribute its Proportionate Share of Construction Costs. A party which fails to give that notice within the 60-day period shall be deemed to have elected not to contribute to the Construction Costs.

13.2 Election Not to Contribute. If any party elects not to contribute to the Construction Costs that party, subject to its rights under Section 13.4, shall forfeit the right to contribute to any further Costs under this Agreement, and those parties which elected to contribute as aforesaid may thereupon elect to increase their contribution to Construction Costs, if more than one party then in proportion to their respective Interest, by the amount which any party has declined to contribute. If elections are made so that Construction Costs are fully committed:

(a) the Interest of each Participant shall be increased and that of each non-Participant shall be decreased as Costs are incurred so that the Interest of each party at all times is that percentage which is equivalent to:

(i) the sum of its Exploration Costs, its Prior Exploration Costs and its contribution to the Construction Costs;

divided by

(ii) the sum of the total Exploration Costs, total Prior Exploration Costs and the total Construction Costs of all the parties;

multiplied by

(iii) 100;

(b) then, at the Completion Date, each non-Participant shall be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, subject to adjustment as provided in Section 10.13 that percent of the Net Proceeds of Production, as and when available, which is equivalent to the Interest, calculated on the Completion Date; and

(c) each Participant shall severally calculate and cause to be paid to each non-Participant any Net Proceeds of Production derived from the Property in the manner provided in Exhibit D.

13.3 Deficit of Commitment to Construction Costs. If, after the operation of paragraph 13.2, Construction Costs are not fully committed the Production Notice shall be deemed to be withdrawn, and shall not be resubmitted, either in the same or revised form, for a period of at least six months following such withdrawal.

13.4 Full Commitment of Construction Costs. If, after the operation of paragraph 13.2, Construction Costs are fully committed, the Participants shall diligently proceed with

bringing a Mine into production in substantial conformity with the Feasibility Study. If the Participants fail to commence the implementation of the Feasibility Study within twelve months of Construction Costs being fully committed, for reasons other than general economic conditions in the mining industry, any party which forfeited the right to contribute to the Construction Costs pursuant to paragraph 13.2 shall have the right, exercisable in the 30 days following the expiration of such twelve month period, to reacquire from the Participants not less than all of its Interest as last held, by paying its Proportionate Share of Construction Costs incurred to the end of such twelve month period (together with interest at the Prime Rate plus 3%) to the Participants in proportion to their respective Interests.

13.5 Provision of Results to Non-Participants. During the twelve-month provision referred to in paragraph 13.4, neither the Manager nor any Participant shall be obliged to provide any non-Participant with the results of any work carried out on the Properties, the Participant's sole obligation during such period being to provide any non-Participant, on the written request of such non-Participant made only once during the said twelve months, with a summary of the nature of the work carried out and the total Costs thereof.

ARTICLE XIV
MANAGER'S FEE

14.1 Sums to be Charged by Manager. The Manager may charge 10% of all exploration costs in return for its head office overhead functions which are not charged directly.

ARTICLE XV
MINE FINANCING

15.1 Participants Contributions Individual. The contributions of the Participants toward the Mine Costs shall be individually and separately provided by them.

15.2 Financing Participation. Any party may pledge, mortgage, charge or otherwise encumber its Interest in order to secure moneys borrowed and used by that party for the sole purpose of enabling it to finance its participation under this Agreement or in order to secure by way of floating charge as a part of the general corporate assets of that party moneys borrowed for tis general corporate purposes, provided that the pledgee, mortgagee, holder of the charge or encumbrance (in this subsection called the **"Chargee"**) shall hold the same subject to the provisions of this Agreement and if the Chargee realizes upon any of its security it will comply with this Agreement. The Agreement between the party hereto, as borrower, and the Chargee shall contain specific provisions to the same effect as the provisions of this paragraph.

ARTICLE XVI
CONSTRUCTION

16.1 Construction. Subject to paragraphs 13.2 and 13.3, the Management Committee shall cause the Manger to, and the Manager shall proceed with Construction with all reasonable dispatch after a Production Notice has been given. Construction shall be substantially in accordance with the Feasibility Study subject to any variations proposed in the Production Notice, and subject also to the right of the Management Committee to cause such other reasonable variations in Construction to be made as the Management Committee, by Simple Majority, deems necessary and advisable.

ARTICLE XVII
OPERATION OF THE MINE

17.1 Conduct of Mining Operations. Commencing on the Completion Date, all Mining Operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar year.

17.2 Submission of Operating Plan. With the exception of the year in which the Completion Date occurs, an Operating Plan for each calendar year shall be submitted by the Manager to the Participants not later than November 1 in the year immediately preceding the calendar year to which the Operating Plan relates. Each Operating Plan shall contain the following:

(a) a description of the proposed Mining Operations;

(b) a detailed estimate of all Mine Costs plus a reasonable allowance for contingencies;

(c) an estimate of the quantity and quality of the minerals to be mined and the concentrates or metals or other products and by-products to be produced; and

(d) such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the Operating Plan.

Upon request of any Participant the Manager shall meet with the Participant to discuss the Operating Plan and shall provide such additional or supplemental information as the Participant may reasonably require with respect thereto.

17.3 Adoption of Operating Plan. The Management Committee shall adopt each Operating Plan, with such changes as it deems necessary, by November 30 in the year immediately preceding the calendar year to which the Operating Plan relates; provided, however, that the Management Committee, by Simple Majority, may from time to time and any time amend any Operating Plan.

17.4 Establishment of Trust or Escrow Fund. The Manager shall include in the estimate of Mine Costs referred to in subparagraph 17.2(b) hereof the establishment of a trust or escrow fund providing for the reasonably estimated costs of satisfying continuing obligations

that may remain after the permanent termination of Mining Operations, in excess of amounts actually expended. Such continuing obligations are or will be incurred as a result of the Joint Operation and shall include such things a monitoring, stabilization, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Joint Operation which continue or arise after the permanent termination of Mining Operations and the termination of this Agreement and settlement of all accounts. The payment of such continuing obligation shall be made on the basis of units of production, and shall be in amounts reasonably estimated to provide over the lifetime of proven and probably serves funds adequate to pay for such reclamation and long term care and monitoring. The Participants shall contribute to the trust or escrow fund cash (or provide letters of credit or other forms of security readily convertible to cash in form approved by the Management Committee). The amount contributed from time to time for the satisfaction of such continuing obligations shall be classified as Costs hereunder but shall be segregated into a separate account.

ARTICLE XVIII
PAYMENT OF MINE COSTS

18.1 **Invoices to Participants.** The Manager may invoice each Participant from time to time, for that Participant's Proportionate Share of Construction Costs or Operating Costs incurred to the date of the invoice, or at the beginning of each month for an advance equal to that Participant's Proportionate Share of the estimated cash disbursements to be made during the month. Each Participant shall pay its Proportionate Share of the Construction Costs or Operating Costs or the estimated cash disbursements aforesaid to the Manager within 30 days after receipt of the invoice. If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance from the 30th day after the date of the invoice thereof by the Participant at a rate equivalent to the weighted average Prime Rate for the month plus 3% until paid. The Manager shall have a lien on each Participant's Interest in order to secure that payment or advance together with interest which has accrued thereon.

18.2 **Failure to Pay Invoice.** If any Participant fails to pay an invoice contemplated in paragraph 18.1 within the completion date of the construction costs, the Manager may, by notice, demand payment. If no payment is the Manager's demand notice, the Manger may, without limiting its other rights at law, enforce the lien created by paragraph 18.1 by taking possession of all or any part of the Participant's Interest. The Manager may sell and dispose of the Interest which it has so taken into its possession by:

(a) first offering that Interest to the other Participants, if more than one then in proportion to the respective Interests of the Participants who wish to accept that offer, for that price which is the fair market value stated in the lower of two appraisals obtained by the Manger from independent, well recognized appraisers competent in the appraisal of mining properties; and

(b) if the Participants have not purchased all or part of that Interest as aforesaid, then by selling the balance, if any, either in whole or in in part or in separate parcels at public auction or by private tender (the Participants being entitled to bid) at a time and on

AE

whatever terms the Manager shall arrange, having first given notice to the defaulting Participant of the time and place of the sale.

As a condition of the sale as contemplated in subparagraph 18.2(b), the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Interest, shall deliver notice to that effect to the parties, in form acceptable to the Manager. The proceeds of the sale shall be applied by the Manager in payment of the amount due from the defaulting Participant and interest as aforesaid, and the balance remaining, if any shall be paid to the defaulting Participant after deducting reasonable costs of the sale. Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the defaulting Participant and its successors and assigns against all other Participants.

ARTICLE XIX
DISTRIBUTION IN KIND

19.1 Taking in Kind. It is expressly intended that, upon implementation of any Production Notice hereunder, the association of the parties hereto shall be limited to the efficient production of Minerals from the Property and related activities, and that each of the parties shall be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals as it sees fit. Each Participant shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Proportionate Share of the Minerals produced from the Mine. From the time of delivery, each Participant shall have ownership of and title to its Proportionate Share of Minerals separate from and not as tenant in common with, the other Participants, and shall bear all the risk of loss of Minerals. Extra costs and expenses incurred by reason of the Participants taking in kind and making separate dispositions shall be paid by each Participant directly and not through the Manager or Management Committee.

19.2 Each Party Bears Own Cost. Each Participant shall construct, operate and maintain, all at its own costs and expense, and all facilities which may be necessary to receive and store and dispose of its Proportionate Share of the Minerals at the rate the same are produced.

19.3 Failure of Participant to Take in Kind. If a Participant has not made the necessary arrangements to take in kind and store its share of production as aforesaid the Manager shall, at the sole cost and risk of the Participant store, in any location where it will not interfere with Mining Operations, the production owned by that Participant. The Manager and the other parties shall be under no responsibility with respect thereto. All the Costs involved in arranging and providing storage shall be billed directly to, and by the sole responsibility of the Participant whose share of the production is so stored. The Manger's charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Participant. All such billings shall be subject to the provisions of Sections 18.1and 18.2 hereof.

ARTICLE XX
SURRENDER OF INTEREST

20.1 Surrender to Other Parties. Any party not in default hereunder, may at any time upon notice, surrender its entire Interest to the other parties by giving those parties notice of surrender. The notice of surrender shall:

(a) indicate a date for surrender not less than three months after the date on which the notice is given; and

(b) contain an undertaking that the surrendering party will:

(i) satisfy its Proportionate Share, based on its then Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii) if the Manager has not included in Mine Costs the costs of continuing obligations as set out in Section 17.4 hereof, pay on the date of surrender its reasonably estimated Proportionate Share, based on the surrendering party's then Interest, of the Costs of rehabilitating the Mine site and of reclamation based on the Mining Operations completed as at the date of surrender; and

(iii) will hold in confidence, for a period of two years from the date of surrender, all information and data which it acquired pursuant to this Agreement.

20.2 Relief of Obligations. Upon the surrender of its entire Interest as contemplated in paragraph 20.1 and upon delivery of a release in writing, in form acceptable to counsel for the Manager, releasing the other parties from all claims and demands hereunder, the surrendering party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of surrender.

20.3 Election by Other Party to Accept or Join Surrender. A party to whom a notice of surrender has been given as contemplated in Section 20.1 may elect, by notice within 90 days to the party which first gave the notice to accept the surrender, in which case Sections 20.1 and 20.2 shall apply, or to join in the surrender. If all of the parties join in the surrender the Joint Operation shall be terminated in accordance with Article XXI.

ARTICLE XXI
TERMINATION OF MINING OPERATIONS

21.1 Termination by Expiration or Agreement. This Agreement shall terminate as expressly provided herein, unless earlier terminated by written agreement.

21.2 Suspension of Mining Operations. The Manager may, at any time subsequent to the Completion Date, on at least 30 days' notice to Participants, recommend that the

Management Committee approve that the Mining Operations be suspended. The Manager's recommendation shall include a plan and budget (in this article 21 called the **"Mine Maintenance Plan"**), in reasonable detail, of the activities to be performed to maintain the Assets during the period of suspension and the Costs to be incurred. The Management Committee may, by Simple Majority, at any time subsequent to the Completion Date, cause the Manager to suspend Mining Operations in accordance with the Manager's recommendation with such changes to the Mine Maintenance Plan as the Management Committee deems necessary. The Participants shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan. The Management Committee, by Simple Majority, may cause Mining Operations to be resumed at any time.

21.3 Termination by Recommendation. The Manger may, at any time following the period of at least 90 days during which Mining Operations have been suspended, upon at least 30 days' notice to all Participants, or in the events described in Section 21.2, recommend that the Management Committee approve the permanent termination of the Mining Operations. The Manager's recommendation shall include a plan and budget (in this article 21 called the **"Mine Closure Plan"**), in reasonable detail, of the activities to be performed to close the Mine and reclaim and rehabilitated the Property, as required by applicable law, regulation or contract by reason of this Agreement. The Management Committee may, by unanimous approval of the representatives of all Participants, approve the Manager's recommendation with such changes to the Mine Closure Plan as the Management Committee deems necessary.

21.4 Termination Procedure upon Acceptance. If the Management Committee approves the Manager's recommendation as aforesaid, it shall cause the Manager to:

(a) implement the Mine Closure Plan, whereupon the Participants shall be committed to pay, in proportion to their respective Interests, such Costs as may be required to implement the Mine Closure Plan;

(b) remove, sell and dispose of such Assets as may reasonably be removed and disposed of profitably and such other Assets as the Manager may be required to remove pursuant to applicable environmental and mining laws; and

(c) sell, abandon or otherwise dispose of the Assets and the Property.

The disposal price for the Assets and the Property shall be the best price reasonably obtainable and the net revenues, if any, form the removal and sale shall be credited to the Participants in proportion to their respective Interests.

21.5 Termination Not Approved. If the Management Committee does not approve the Manager's recommendation contemplated in Section 21.3, the Manager shall maintain Mining Operations in accordance with the Mine Maintenance Plan as pursuant to Section 21.2.

ARTICLE XXII
ACQUISITIONS WITHIN AREA OF INTEREST

22.1 General. Any interest or right to acquire any interest in real property or water rights related thereto within the Area of Interest either acquired or proposed to be acquired during the term of this Agreement by or on behalf of either Participant ("**Acquiring Participant**") or any Affiliate of such Participant shall be subject to the terms and provisions of this Agreement. MINEWEST and TERYL and their respective Affiliates for their separate account shall be free to acquire lands and interests in lands outside the Area of Interest and to locate mining claims outside the Area of Interest. Failure of any Affiliate of either Participant to comply with this Article XXII shall be a breach by such Participant of this Agreement.

22.2 Notice to Non-Acquiring Participant. Within thirty (30) days after the acquisition or proposed acquisition, as the case may be, of any interest or the right to acquire any interest in real property or water rights wholly or partially within the Area of Interest (except real property acquired by the Manager pursuant to a Program), the Acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate; provided further that if the acquisition of any interest or right to acquire any interest pertains to real property or water rights partially within the Area of Interest, then all such real property (*i.e.*, the part within the Area of Interest and the part outside the Area of Interest) shall be subject to this Article XXII. The Acquiring Participant's notice shall describe in detail the acquisition, the acquiring party if that party is an Affiliate, the lands and minerals covered thereby, any water rights related thereto, the cost thereof, and the reasons why the Acquiring Participant believes that the acquisition (or proposed acquisition) of the interest is in the best interests of the Participants under this Agreement. In addition to such notice, the Acquiring Participant shall make any and all information concerning the relevant interest available for inspection by the other Participant.

22.3 Option Exercised. Within thirty (30) days after receiving the Acquiring Participant's notice, the other Participant may notify the Acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest. Promptly upon such notice, the Acquiring Participant shall convey or cause its Affiliate to convey to the Participants, in proportion to their respective Participating Interests, with title held as described in Section 3.2, all of the Acquiring Participant's (or its Affiliate's) interest in such acquired interest, free and clear of all Encumbrances arising by, through or under the Acquiring Participant (or its Affiliate) other than those to which both Participants have agreed. The acquired interests shall become a part of the Property for all purposes of this Agreement immediately upon such notice. The other Participant shall promptly pay to the Acquiring Participant its proportionate share of the latter's actual out-of-pocket acquisition costs.

22.4 Option Not Exercised. If the other Participant does not give such notice within the thirty (30) day period set forth in Section 22.3, it shall have no interest in the acquired interests, and the acquired interests shall not be a part of the Assets or continue to be subject to this Agreement.

ARTICLE XXIII
INFORMATION AND DATA

23.1 Business Information. All Business Information shall be owned jointly by the Participants as their Participating Interests are determined pursuant to this Agreement. Both

before and after the termination of the Business, all Business Information may be used by either Participant for any purpose, whether or not competitive with the Business, without consulting with, or obligation to, the other Participant. Except as provided in Sections 23.2 and 23.3, or with the prior written consent of the other Participant, each Participant shall keep confidential and not disclose to any third party or the public any portion of the Business Information that constitutes Confidential Information.

23.2 Permitted Disclosure of Confidential Business Information. The Management Committee or either Participant may disclose Business Information that is Confidential Information: (a) to a Participant's officers, directors, partners, members, employees, Affiliates, shareholders, agents, attorneys, accountants, consultants, contractors, subcontractors or advisors, for the sole purpose of such Participant's performance of its obligations under this Agreement; (b) to any party to whom the disclosing Participant contemplates a Transfer of all or any part of its Participating Interest, for the sole purpose of evaluating the proposed Transfer; (c) to any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or investment in the disclosing Participant, or (d) to a third party with whom the disclosing Participant contemplates any independent business activity or operation

The Participant disclosing Confidential Information pursuant to this Section 23.2, shall disclose such Confidential Information to only those parties who have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this Section 23.2, and who have agreed in writing supplied to, and enforceable by, the other Participant to protect the Confidential Information from further disclosure, to use such Confidential Information solely for such purpose and to otherwise be bound by this agreement. Such writing shall not preclude parties described in Subsection 24.2 (b) from discussing and completing a Transfer with the other Participant. The Participant disclosing Confidential Information shall be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this Agreement and such other writing.

23.3 Disclosure Required By Law. Notwithstanding anything contained in this Article XXIII, a Participant may disclose any Confidential Information if, in the opinion of the disclosing Participant's legal counsel: (a) such disclosure is legally required to be made in a judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order; or (b) such disclosure is legally required to be made pursuant to the rules or regulations of a Stock Exchange, Securities Commission or similar trading market applicable to the disclosing Participant.

Prior to any disclosure of Confidential Information under this Section 23.3, the disclosing Participant shall give the other Participant at least ten (10) days prior written notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, the disclosing Participant shall disclose only that portion of Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other Participant in intervention in any such proceeding.

23.4 Public Announcements. The text of any news releases or other public statement which a party intents to make with respect to the Assets of this Agreement shall, to the extent

practicable, be made available to other parties prior to publication and the other parties shall have the right to make suggestions for changes therein.

ARTICLE XXIV
LIABILITY OF THE MANAGER

24.1 Indemnity of Manager. Subject to Section 24.2, each party shall indemnify and save the Manager harmless from and against any loss, liability, claim, demand, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or willful misconduct of the Manager or its officers, employees or agents.

24.2 Exceptions to Manager's Indemnity. Notwithstanding Section 24.1, the Manager shall not be indemnified nor held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death, (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or willful misconduct of the Manager or its officers, employees or agents.

24.3 Not Negligence. Nay act or omission of the Manger or its officers, employees or agents done or omitted to be done:

(a) at the direction of, or with the concurrence of, the Management Committee; or

(b) unilaterally and in good faith by the Manger to protect life or property

shall be deemed not to be negligence or willful misconduct.

24.4 Proportionate Interest. The obligations of each party to indemnity and save the Manager harmless pursuant to section 25.1 shall be in proportion to its Interest as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

24.5 Consequential Damages. The Manager shall not be liable to any other party nor shall any party be liable to the Manager in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

ARTICLE XXV
SUPPLEMENTAL BUSINESS AGREEMENT

At any time during the term of this Agreement, the Management Committee may determine by unanimous vote of both Participants that it is appropriate to segregate the Area of Interest into areas subject to separate Programs and Budgets for purposes of conducting further Exploration, Pre-Feasibility or Feasibility Studies, Development, or Mining. At such time, the Management Committee shall designate which portion of the Property will comprise an area of interest under a separate business arrangement (**"Supplemental Business"**), and the Participants shall enter into a new agreement (**"Supplemental Business Agreement"**) for the purpose of further exploring, analyzing, developing, and mining such portion of the Property. The Supplemental

Business Agreement shall be in substantially the same form as this Agreement, with rights and interests of the Participants in the Supplemental Business identical to the rights and interests of the Participants in this Business at the time of the designation, unless otherwise agreed by the Participants, and with the Participants agreeing to new Capital and Equity Accounts and other terms necessary for the Supplemental Business Agreement to comply with the nature and purpose of the designation. Following execution of the Supplemental Business Agreement, this Agreement shall terminate insofar as it affects the Property covered by the Supplemental Business Agreement.

ARTICLE XXVI
TRANSFER OF INTEREST; PRE-EMPTIVE RIGHT

26.1 General. A Participant shall have the right to Transfer to a third party an interest in its Participating Interest, including an interest in this Agreement or the Assets, solely as provided in this Article XXVI.

26.2 Limitations on Free Transferability. Any Transfer by either Participant under Section 27.1 shall be subject to the following limitations:

(a) Neither Participant shall Transfer any interest in this Agreement or the Assets (including, but not limited to, any royalty, profits, or other interest in the Products) except in conjunction with the Transfer of part or all of its Participating Interest;

(b) No transferee of all or any part of a Participant's Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer, and, except as provided in Subsection 26.2(f), the transferee, as of the effective date of the Transfer, has committed in writing to assume and be bound by this Agreement to the same extent as the transferring Participant;

(c) Neither Participant, without the consent of the other Participant, shall make a Transfer that shall violate any Law, or result in the cancellation of any permits, licenses, or other similar authorization;

(d) No Transfer permitted by this Article XXVI shall relieve the transferring Participant of its share of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer or exists on the Effective Date;

(e) In the event of a Transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant; provided however, that in order for such Transfer to be effective, the transferring Participant and its transferee must first:

(i) agree, as between themselves, that one of them is authorized to act as the sole agent (**"Agent"**) on their behalf with respect to all matters pertaining to this Agreement and the Business; and

(ii) notify the other Participant of the designation of the Agent, and in such notice warrant and represent to other Participant that:

A. the Agent has the sole authority to act on behalf of, and to bind, the transferring Participant and its transferee with respect to all matters pertaining to this Agreement and the Business;

B. the other Participant may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the transferring Participant and its transferee; and

C. all decisions of, notices and other communications from, and failures to respond by, the other Participant to the Agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee.

The transferring Participant and its transferee may change the Agent (but such replacement must be one of them) by giving notice to the other Participant, which notice must conform to Subsection 26.2(e)(ii).

(f) If a sale or other commitment or disposition of Products or proceeds from the sale of Products by either Participant upon distribution.

ARTICLE XXVII
DISPUTES

27.1 Governing Law. Except for matters of title to the Property or their Transfer, which shall be governed by the law of their situs, this Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia, without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

27.2 Dispute Resolution. The parties hereby agree that any dispute arising under this Agreement shall be subject to the informal dispute resolution procedure set forth in this Section. For purposes of this Section, the party asserting the existence of a dispute as to the interpretation of any provision of this Agreement or the performance by the other party of any of its obligations hereunder shall notify the other party of the nature of the asserted dispute. Within seven business days after receipt of such notice, the President of MINEWEST and the President of TERYL shall arrange for a personal or telephone conference in which they use good faith efforts to resolve such dispute. If those individuals are unable to resolve the dispute, they shall each prepare and, within seven business days after their conference, circulate to the President of MINEWEST and the President of TERYL a memorandum outlining in reasonable detail the nature of the dispute. Within five business days after receipt of the memoranda, the individuals to whom the memoranda were addressed shall arrange for a personal or telephone conference in which they attempt to resolve such dispute. If those individuals are unable to resolve the dispute, either party may proceed with any legal remedy available to it; *provided, however*, that the parties agree that any statement made as to the subject matter of the dispute in any of the

conferences referred to in this Section shall not be used in any legal proceeding against the party that made such statement.

ARTICLE XXVIII
INSURANCE

28.1 Insurance placed by Manager. Commencing on the Operative Date, the Manager shall provide insurance for the benefit of the Participants as provided in Exhibit E or as may otherwise be determined from time to time by the Management Committee.

28.2 Additional Insurance by Party. Section 28.1 shall not preclude any party from placing, for its own account insurance or other coverage than that placed by the Manager.

ARTICLE XXIX
GENERAL PROVISIONS

29.1 Notices. All notices, payments and other required or permitted communications ("**Notices**") to either Participant shall be in writing, and shall be addressed respectively as follows:

If to MINEWEST:	240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9
Attention:	John Robertson
Telephone:	604-278-5996
Facsimile:	604-278-3409

If to TERYL:	240 - 11780 Hammersmith Way, Richmond, BC V7A 5E9
Attention:	John Robertson
Telephone:	604-278-5996
Facsimile:	604-278-3409

All Notices shall be given (a) by personal delivery to the Participant, (b) by electronic communication, capable of producing a printed transmission, (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Either Participant may change its address by Notice to the other Participant.

29.2 **Gender**. The singular shall include the plural, and the plural the singular wherever the context so requires, and the masculine, the feminine, and the neuter genders shall be mutually inclusive.

29.3 **Currency**. All references to "**dollars**" or "**$**" herein shall mean lawful currency of Canada.

29.4 **Headings.** The subject headings of the Sections and Subsections of this Agreement and the Paragraphs and Subparagraphs of the Exhibits to this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

29.5 **Waiver.** The failure of either Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Participant's right thereafter to enforce any provision or exercise any right.

29.6 **Modification**. No modification of this Agreement shall be valid unless made in writing and duly executed by both Participants.

29.7 **Force Majeure**. Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Participant seeking the approval or authorization (including, without limitation, a failure to complete any review and analysis required by the National Environmental Policy Act or any similar state law within six (6) months of initiation of that process); acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension the obligations of both Participants to advance funds pursuant to Subsection 10.6 (b) or Section 18.1 shall be reduced to levels consistent with then current Operations.

29.8 Rule Against Perpetuities. The Participants do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Property, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

29.9 Further Assurances. Each of the Participants shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement or as may be reasonably required by lenders in connection with Project Financing.

29.10 Entire Agreement; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

29.11 Memorandum. At the request of either Participant, a Memorandum or short form of this Agreement, or a Financing Statement(s) (to which copies of the Memorandum or short form of this Agreement shall be attached) shall be prepared by the Manager, executed and acknowledged by both Participants, and delivered to the Manager for recording and filing in those appropriate recording districts and filing offices as may be necessary to provide constructive notice of this Agreement and the rights and obligations of the Participants hereunder. The Manager shall record and file in the proper recording districts, and offices, all such documents delivered to it by the Participants. Unless both Participants agree, this Agreement shall not be recorded.

29.12 Time of the Essence. Time is of the essence of this Agreement.

29.13 Counterparts. This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both Participants be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

EXHIBIT A

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

ASSETS AND AREA OF INTEREST

1.1 <u>PROPERTY</u>

Through a series of agreements, the Property is owned as follows:

- Teryl owns 40% and has a 10% Net Smelter Return royalty entitlement ("NSR");
- Minewest owns 70% subject to the 10% NSR held by Teryl;
- Reg holders a 5% net profits interest against the whole of the Property; and
- a 1% NSR is held against the Property by SMR Investments Ltd.

On January 19, 1983 SMR Investments Ltd. agreed to option 100% of the Silverknife #1 and #2 mineral claims to Reg subject to cash payments and work expenditure commitments and the retention of a 1% Net Smelter Royalty and a 10% net profit interest. The agreement was amended on January 15, 1988 to extend the time and required expenditure figure to $850,000 on or before December 31, 1989. Further the amendment transferred SMR's 10% net profit interest 5% to Teryl and 5% to Reg for 50,000 shares from each company.

A May 13, 1987 option agreement among Chevron Minerals Corp., Reg and Teryl would allow Teryl to earn a 30% interest in the Silverknife #1 and #2 from Reg mineral claims by making a cash payment of $25,000 to Reg and incurring expenditures on the Property totalling $450,000 over 2 years. Chevron Minerals Corp. was given the right to earn 30% interest in the Silverknife #1 and #2 mineral claims from Reg by issuing two cash payments of $25,000 each to Reg and incurring $450,000 in expenditures over three years.

On December 16, 2010 Rapitan Resources Inc. sold its 10% net profit interest in the Property to Teryl in consideration of 200,000 common shares of Teryl. Further, on December 16, 2010 Rapitan Resources Inc. sold its 25% interest in the Property to

AE

Minewest in consideration of the payment of $10,000 cash and 2,000,000 common shares of Minewest.

1.2 AREA OF INTEREST

The Silverknife Property ("Property") is located in the Liard Mining Divisions, in the Tootsee River District of North central British Columbia, Canada. The mineral claims comprising the Property are centered roughly at NAD 83 UTM Zone 9 6645200N. 424400E. (59º 56' 13" N. Latitude; 130º 21' 09" W. Longitude), and situated on N.T.S. map sheet 104O (1:250,000), 104O/16 (1:50,000) and 104O.099 (1:20,000). The Property consists of the Silverknife Claim Group containing two (2) contiguous British Columbia "legacy' mineral claims covering approximately 645 hectares (1,594 acres).

EXHIBIT B

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

ACCOUNTING PROCEDURES

The financing and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. All capitalized terms in these Accounting Procedures shall have the definition attributed to them in the Agreement thereto, unless defined otherwise herein.

The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to Operations. It is the intent of the Participants that neither of them shall lose or profit by reason of the designation of one of them to exercise the duties and responsibilities of the Manager. The Participants shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity. In the event of a conflict between the provisions of these Accounting Procedures and those of the Agreement, the provisions of the Agreement shall control.

ARTICLE I
INTERPRETATION

1.1 In this Exhibit the following words, phrases and expressions shall have the following meanings:

"Agreement" means the Agreement to which this Accounting Procedure is attached as Appendix I

"Count" means a physical inventory of count

"Employee" means those employees of the Manger who are assigned to and directly engaged in the conduct of Mining Operations, whether on a full-time or part-time basis.

"Employee Benefits" means the Manager's costs of holiday, vacation, sickness, disability benefits, field bonuses, amounts paid to and the Manager's costs of established plans for employee's

group life insurance, hospitalisation, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Manger's cost experience.

"Field Offices" means the necessary sub-office or sub-offices in each place where a Program or Construction is being conducted or a Mine is being operated.

"Government Contributions" means the cost or contributions made by the Manager pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

"**Joint Account"** means the books or account maintained by the Manager to record all assets, liabilities, costs, expenses, credits and other transactions arising out of or in connection with the Mining Operations.

"Material" means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Mining Operations and, without limiting the generality, more particularly "Controllable Material" means such Material which is ordinarily classified as Controllable Material, as the classification is determined or approved by the Management Committee, and controlled in mining operations.

"Personnel" means those management, supervisory, administrative, clerical of other personnel of the Manager normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question.

"Reasonable Expenses" means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Manager's usual expense account practice, as accepted by the Management Committee; including without limiting generality, any relocation expense necessarily incurred in order to properly staff the Mining Operations if the relocation is approved by the Management Committee.

"Supervision Offices" means the Manager's offices or department within the Manager's offices from which the Mining Operations are generally supervised.

ARTICLE II
STATEMENTS AND BILLINGS

2.1 Proportionate Share. The Manger shall, by invoice, charge each Participant with its Proportionate Share of Exploration Costs and Mine Costs in the manner provided in Articles X and XVIII of the Agreement respectively.

2.2 Costs Incurred. The Manager shall deliver, with each invoice rendered for Costs incurred a statement indicating

(a) all charges or credits to the Joint Account relating to Controllable Material; and

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(b) all other charges and credits to the Joint Account summarised by appropriate classification indicative of the nature of the charges and credits.

2.3 Advance of Costs. The Manager shall deliver with each invoice for an advance of Costs a statement indicating:

(a) the estimated Exploration Costs or, in the case of Mine Costs the estimated cash disbursements, to be made during the next succeeding month;

(b) the addition thereto or subtraction therefrom, as the case may be, made in respect of Exploration Costs or Mine Costs actually having been incurred in an amount greater or lesser than the advance which was made by each Participant for the penultimate month preceding the month of the invoice; and

(c) the advances made by each Participant to date and the Exploration Costs or Mine Costs incurred to the end of the penultimate month preceding the month of the invoice.

ARTICLE III
DIRECT CHARGES

The Manager shall charge the Joint Account with the following items:

3.1 Contractor Charges. All costs directly relating to the Mining Operations incurred under contracts entered into by the Manger with third parties.

3.2 Labour Charges.

(a) the salaries and wages of Employees in an amount calculated by taking the full salary or wage or each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Operations and as its denominator the total normal working time for the month of the Employee;

(b) the Reasonable Expenses of the Employees; and

(c) Employee Benefit and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

3.3 Office Maintenance.

(a) The cost or pro rata portion of the costs, as the case may be, of the maintaining and operating the Field Offices and the Supervision Offices. The basis for charging the Joint Account for such maintenance costs shall be as follows:

(i) the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(ii) the portion of maintaining and operating the Supervision Offices which is equal to:

A. the anticipated total operating expenses of the Supervision Offices

divided by

B. the anticipated total staff man days for the Employees whether in connection with the Mining Operations or not;

multiplied by

C. the actual total time spent on the Mining Operations by the Employee expressed in man days.

(b) Without limiting generality, the anticipated total operating expense of the Supervision Offices shall include:

(i) The salaries and wages of the Manger's Personnel which have been directly charged to the Supervision Offices;

(ii) The Reasonable Expenses of the Personnel; and

(iii) Employee Benefits.

(c) The Manager shall make an adjustment in respect of the Office Maintenance cost forthwith after the end of each Operating Year upon having determined the actual operating expenses and actual total staff man days referred to in clause 3.3(a)(ii) of this Exhibit.

3.4 Material. Material purchased or furnished by the Manager for use on the Property as provided under section 4 of this Exhibit.

3.5 Transportation Charges. The cost of transporting Employees and Material necessary for the Mining Operations.

3.6 Service Charges.

(a) The cost of services and utilities procured from outside sources, other than services described in paragraph 3.8. The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(b) Use and service of equipment and facilities furnished by the Manager as provided in paragraph 4.4 of this Exhibit.

3.7 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the wilful misconduct or gross negligence of the Manager. The Manager shall furnish the Management

Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

3.8 Legal Expense. All legal and regulatory costs and expenses necessary to protect or recover the Assets of the Business, including costs of title investigation and title curative services. All attorneys fees and other legal costs to handle, investigate and settle litigation or claims, and amounts paid in settlement of such litigation or claims in excess of Twenty-Five Thousand Dollars ($25,000.00) per annum shall not be charged to the Joint Account unless approved by the Management Committee.

3.9 Taxes. All taxes, assessments and like charges on Operations and Assets which have been paid by the Manager for the benefit of the Participants. Each Participant is separately responsible for taxes determined or measured by a Participant's sales revenue or net income.

3.10 Insurance. Net premiums paid for

(a) such policies of insurance on or in connection with Mining Operations as may be required to be carried by law; and

(b) such other policies of insurance as the Manager may carry for the protection of the parties in accordance with the Agreement; and

the applicable deductibles in event of an insured loss.

3.12 Rentals. Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Mining Operations.

3.13 Permits. Permit costs, fees and other similar charges which are assessed by various governmental agencies.

3.14 Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred with the approval of the Management Committee for Mining Operations or as may be contemplated in the Agreement.

ARTICLE IV
PURCHASE OF MATERIAL

4.1 Manager to Purchase Materials. Subject to subsection 4.4 of this Exhibit the Manager shall purchase all Materials and procure all services required in the Mining Operations.

4.2 Materials Charged to Joint Account. Materials purchased and services procured by the Manager directly for the Mining Operations shall be charged to the Joint Account at the price paid by the Manager less all discounts actually received.

4.3 Sale of Material by Participant. Any Participant may sell Material or services required in the Mining Operations to the Manager for such price and upon such terms and conditions as the Management Committee may approve.

4.4 Manager to Supply. Notwithstanding the foregoing provisions of this section 4, the Manager, after having obtained the prior approval of the Management Committee, shall be entitled to supply for use in connection with the Mining Operations equipment and facilities which are owned by the Manager and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

ARTICLE V
DISPOSAL OF MATERIAL

5.1 Disposition Generally. The Manager shall have no obligation to purchase either Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in Paragraph 5.2.

5.2 Distribution to Participants. Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests, and corresponding credits shall be made to the Joint Account.

5.3 Sales. Sales of Material to third parties shall be credited to the Joint Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

ARTICLE VI
INVENTORIES

6.1 Maintain Records. The Manager shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

6.2 Performance of Counts. The Manager shall perform Counts from time to time at reasonable intervals, and in the event at the end of each calendar year. The independent external auditor of the Manger shall be given reasonable notice of each Count, and shall be given the opportunity to attend the Count.

6.3 Reconciliation. Forthwith after performing a Count, the Manager shall reconcile the inventory with the Joint Account. The manager shall not be held accountable for any shortages of inventory except such shortages as may have arisen due to lack of diligence on the part of the Manager.

ARTICLE VII
EQUITY ACCOUNTS

7.1 Record of Equity Account. The Manager shall maintain Equity Accounts for each Participant. Each Participant's Equity Account shall be credited with the value of such Participant's contributions under Subsections 5.1(a) and 5.1(b) of the Agreement and shall be credited with amounts contributed by such Participant under Section 5.2. Each Participant's Equity Account shall be charged with the cash and the fair market value of property distributed to such Participant (net of liabilities assumed by such Participant and liabilities to which such

distributed property is subject). Contributions and distributions shall include all cash contributions or distributions plus the agreed value (expressed in dollars) of all in-kind contributions or distributions. Solely for purposes of determining the Equity Account balances of the Participants, the Manager shall reasonably estimate the fair market value of all Products distributed to the Participants, and such estimated value shall be used regardless of the actual amount received by each Participant upon disposition of such Products.

ARTICLE VIII
ADJUSTMENTS

8.1 Protest Correctness. Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all invoices and statements presented to each Participant by the Manager during any calendar year shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the calendar year to which the invoice or statement relates, unless within that 12 month period that Participant gives notice to the Manager making claim on the Manager for an adjustment to the invoice or statement.

8.2 Adjustment after 12 months. The Manager shall not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the calendar year to which the invoice or statement relates.

8.3 Count of Material or Assets Adjustment. Notwithstanding sections 7.1 and 7.2 of this Exhibit, the Manager may make adjustments to an invoice or statement which arises out of a Count of Material or Assets within 60 days of the completion of the Count.

8.4 External Auditor Opinion. A Participant shall be entitled upon notice to the Manger to request that the independent external auditor of the Manager provide the Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in section 7.1 of this Exhibit has been prepared in accordance with this Agreement.

8.5 Auditor's Opinion not to Extend Adjustment Time. The time for giving the audit opinion referred to in section 7.4 of this Exhibit shall not extend the time for the taking of exception to and making claims on the Manger for adjustment as provided in section 7.1 of this Exhibit.

8.6 Cost of Auditor's Opinion. The cost of the auditor's opinion referred to in section 7.4 of this Exhibit shall be solely for the account of the Participant requesting the auditor's opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost shall be solely for the account of the Manager

8.7 Inspection of Joint Account by Participant. Upon not less than 10 business days' notice to the Manager, and no more frequently than twice during the currency of each Operating Plan, a Participant shall be entitled to inspect the Joint Account, at the location(s) where such records are normally kept. All costs incurred in carrying out such inspection shall be borne by

the Participant. All disagreements or discrepancies identified by the Participant shall be referred to the independent external auditor for final resolution.

EXHIBIT C

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

DEFINITIONS

"Accounting Procedure" means the procedure attached to this Agreement as Exhibit B.

"Affiliate" means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with a Participant.

"Agreement" means this Exploration, Development and Mine Operating Agreement, including all amendments and modifications, and all schedules and exhibits, all of which are incorporated by this reference.

"Approved Alternative" means a Development and Mining alternative selected by the Management Committee.

"Area of Interest" means the area described in Paragraph 1.2 of Exhibit A.

"Assets" means the Property, Products, Business Information, and all other real and personal property, tangible and intangible, including existing or after-acquired Property and all contract rights held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred and a schedule of cash advances to be made by the Participants with respect to a Program.

"Business" means the contractual relationship of the Participants under this Agreement.

"Business Account" means the account maintained by the Manager for the Business in accordance with 0.

"Business Information" means the terms of this Agreement, and any other agreement relating to the Business, the Existing Data, and all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information), developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement. The term "Business Information" shall not include any improvements, enhancements, refinements or incremental additions to Participant Information that are developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement.

"Confidential Information" means all information, data, knowledge and know-how (including, but not limited to, formulas, patterns, compilations, programs, devices, methods, techniques and processes) that derives independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, including without limitation all analyses, interpretations, compilations, studies and evaluations of such information, data, knowledge and know-how generated or prepared by or on behalf of either Participant.

"Completion Date" means the date determined by the Management Committee on which it is demonstrated to the satisfaction of the Management Committee that the preparing and equipping of the Mine is complete and is the date on which commercial production commences.

"Construction" means every kind of work carried out during the Construction Period by the Manager in accordance with the Feasibility Study and Production Notice related thereto, as approved by the Management Committee.

"Construction Period" means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date.

"Continuing Obligations" mean obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Property have ceased or are suspended, such as future monitoring, stabilization, or Environmental Compliance.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Costs" means, except as to Prior Exploration Costs, all items of outlay and expense whatsoever, direct or indirect, with respect to Mining Operations, recorded by the Manager in accordance with this Agreement and shall include all obligations and liabilities incurred or to be

incurred with respect to the protection of the environment such as future decommissioning, reclamation and long-term care and monitoring, even if not then due and payable so long as the amounts can be estimated with reasonable accuracy, and whether or not a mine reclamation trust fund has been established. Without limiting generality, the following categories of Costs shall have the following meanings:

(i) **"Constructions Costs"** means those Costs recorded by the Manager during the Construction Period, including without limiting the generality, the Manager's fee contemplated in Article XIV;

(ii) **"Exploration Costs"** means those Costs recorded by the Manager during the Exploration Period, including, without limiting generality, the Manager's fee contemplated in in Article XIV; and

(iii) **"Mine Costs"** means Construction Costs and Operating Costs;

(iv) **Operating Costs"** means those Costs recorded by the Manager subsequent to the Completion Date, including, without limiting generality, the Manager's fee contemplated in in Article XIV; and

(v) **"Prior-Exploration Costs"** means the deemed Expenditures of the parties under paragraph 7.09

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other beneficiation of Products, and all related Environmental Compliance.

"Effective Date" means the date set forth in the preamble to this Agreement.

"Encumbrance" or **"Encumbrances"** means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature.

"Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Property or other compliance with Environmental Laws.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Property; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

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"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Property and/or emanating or migrating and/or threatening to emanate or migrate from the Property to off-site Property; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws.

"Equity Account" means the account maintained for each Participant by the Manager in accordance with paragraph 7 of the Exhibit B..

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information developed in operations on the Property prior to the Effective Date.

"Expansion" or **"Modification"** means (i) a material increase in mining or production capacity; (ii) a material change in the recovery process; or (iii) a material change in waste or tailings disposal methods. An increase or change shall be deemed "material" if it is anticipated to cost more than 15% of original capital costs attributable to the Development of the mining or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related Environmental Compliance.

"Exploration Period" means the period beginning the Operative Date and ending the date a Production Notice is given and Construction Costs are fully committed.

"Feasibility Contractors" means one or more engineering firms approved by the Management Committee for purposes of preparing or auditing any Pre-Feasibility Study or Feasibility Study.

"Feasibility Study" means a detailed report, in form and substance sufficient for presentation to arm's length institutional lenders considering project financing, showing the feasibility of placing any part of the Property into commercial production as a Mine and shall

AE

include a reasonable assessment of the various categories of minerals and metals, a complete description of work, equipment and supplies required to bring such part of the Property into commercial production and the estimated costs thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations and including at least the following:

(i) a description of that part of the Property to be covered by the proposed Mine;

(ii) the estimated recoverable reserves of Minerals and the estimated composition and content thereof;

(iii) the proposed procedure for development, mining and production;

(iv) results of mineral amenability treatment tests (if any);

(v) the nature and extent of the facilities proposed to be acquired, which may include mill facilities if the size, extent and location of the mineral body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(vi) the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed Mine, including a schedule of timing of such requirements;

(vii) all environmental impact studies and costs of implementation;

(viii) the period in which it is proposed the Property shall be brought to commercial production; and

(ix) such other data and information as are reasonably necessary to substantiate the existence of any mineral deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations including a cost comparison between purchasing or leasing and renting of facilities and equipment required for the operation of the Property as a Mine.

"Governmental Fees" means all location fees, mining claim rental fees, mining claim maintenance payments and similar payments required by Law to locate and hold unpatented mining claims.

"Initial Contribution" means that contribution each Participant has made or agrees to make pursuant to Section 5.1 of the Agreement.

"Interest" means an undivided beneficial percentage in the Property, the Assets and any Mine, calculated, during the Exploration Period, according to Article X and subsequent to the Exploration Period according to Article XIII.

"Joint Operation" shall have the meaning attributed to it in section 2.01.

"Law" or **"Laws"** means all applicable federal, provincial and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Management Committee" means the committee established under Article VII of the Agreement.

"Manager" means the Participant appointed under Article VIII of the Agreement to manage Operations, or any successor Manager.

"Mine" means the workings established and Assets acquired, including, without limiting generality, development headings, plant and concentrator installations, infrastructure, housing, airport and other facilities in order to bring the Property into commercial production in accordance with the Production Notice.

"Minerals" means any and all ores (and concentrates derived therefrom) and minerals, precious and base, metallic and non-metallic, in, on or under the Property which may lawfully be explored for, mined and sold.

"Mining" means the mining, extracting, producing, beneficiating, handling, milling or other processing of Products.

"Mining Operations" means every kind of work done by the Manager;

(i) on or in respect of the Property in accordance with the Program or Production Notice or Operating Plan; or

(ii) if not provided for in a Program or Production Notice or Operating Plan, unilaterally and in good faith to maintain the Property in good standing, to prevent waste or to otherwise discharge any obligation which is imposed upon it pursuant to this Agreement and in respect of which the Management Committee has not given it directions;

including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

"Net Proceeds" means certain amounts calculated as provided in Exhibit D, which may be payable to a Participant under Sections 10.11, 10.13 and Subsection 13.2(b) and (c) of the Agreement.

"Net Smelter Returns" shall have the meaning attributed to it in Exhibit H

"Operating Plan" means the annual plan of Mining Operations submitted pursuant to paragraph 14.02.

"Operations" means the activities carried out under this Agreement.

"Operative Date" means the date upon which this Agreement becomes effective.

"Participant" means MINEWEST or TERYL or any other party that is contributing to Exploration Costs or Mine Costs, as the case may be, or any permitted successor or assign of MINEWEST or TERYL under the Agreement.

"Participant Information" means all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information but excluding the Existing Data), which, as shown by written records, was developed, conceived, originated or obtained by a Participant: (a) prior to entering into this Agreement, or (b) independent of its performance under the terms of this Agreement.

"Participating Interest" means the percentage interest representing the ownership interest of a Participant in the Assets, and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two decimal places as follows: Decimals of .005 or more shall be rounded up (*e.g.*, 1.519% rounded to 1.52%); decimals of less than .005 shall be rounded down (*e.g.*, 1.514% rounded to 1.51%). The initial Participating Interests of the Participants are set forth in Section 6.1 of the Agreement.

"party" or **"parties"** means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

"Payout" means the date on which the Equity Account balance of each of the Participants has become zero or a negative number, regardless of whether the Equity Account balance of either or both Participants subsequently becomes a positive number. If one Participant's Equity Account balance becomes zero or a negative number before the other Participant's, "Payout" shall not occur until the date that the other Participant's Equity Account balance first becomes zero or a negative number.

"Pre-Feasibility Studies" means one or more studies prepared to analyze whether economically viable Mining Operations may be possible on the Property.

"Prime Rate" means the interest rate quoted and published by the Royal Bank, Main Branch, Vancouver, British Columbia, as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers

"Production Notice" means a notice which is given to each of the parties pursuant to paragraph 9.02.

"Products" means all Minerals and mineral resources produced from the Property.

"Program" Means the work plan and budget of Mining Operations conducted during the Exploration Period and adopted pursuant to paragraph 7.02

"Program Period" means the time period covered by an adopted Program and Budget.

"Project Financing" means any financing approved by the Management Committee and obtained by the Participants for the purpose of placing a mineral deposit situated on the Property into commercial production, but shall not include any such financing obtained individually by either Participant to finance payment or performance of its obligations under the Agreement.

"Properties" and "Property" means those interests in real property described in Paragraph 1.1 of Exhibit A and all other interests in real property within the Area of Interest that are acquired and held subject to the Agreement.

"Proportionate Share" means the share which is equal to the party's percentage Interest.

.

Recalculated Participating Interest" means the reduced Participating Interest of a Participant as recalculated under Sections 9.5, 9.6 or 10.5 of the Agreement.

"Reduced Participant" means a Participant whose Participating Interest is reduced under Sections 9.5 or 10.5 of the Agreement.

"Simple Majority" means a decision made by the Management Committee by more than 50% of the votes represented and entitled to be cast at a meeting thereof.

"Transfer" means, when used as a verb, to sell, grant, assign, create an Encumbrance, pledge or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or third party (except as permitted under Section 9.6 of the Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an arrangement.

"$" means Canadian Dollars.

EXHIBIT D

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

NET PROCEEDS CALCULATION

ARTICLE I
<u>OBLIGATION</u>

1.1 If any non-Participant becomes entitled to a royalty pursuant to Sections 10.11 and 10.13 or Section 13.2(b) of the Agreement, each Participant shall separately calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Proceeds of Production.

1.2 Each Participant shall within 60 days of the end of each calendar quarter, as and when any Net Proceeds of Production are available for distribution:

(a) severally pay or cause to be paid to each non-Participant that percentage of the Net Proceeds of Productions to which the non-Participant is entitled under Sections 10.11 and 10.13 or Section 13.2(b) of the Agreement;

(b) deliver to each non-Participant a statement indicating:

(i) the Gross Receipts during the calendar quarter;

(ii) the deductions therefrom made in the order of itemized in paragraph 3.1 of this Exhibit;

(iii) the amount of Net Proceeds of Production to which that non-Participant is entitled;

provided, however, that until such time as there are Net Proceeds of Production available, each Participant shall deliver to each Non-Participant, within 60 days of the end of each calendar quarter commencing with the first calendar quarter following the Completion Date, a statement indicating the Gross Receipts during the calendar quarter less the deductions therefrom made in the order itemized in paragraph 3.1 of this Exhibit.

1.3 Nothing contained in the Agreement of this Exhibit shall be construed as:

(a) imposing on a Participant any obligation with respect to the payment of royalty due hereunder to a non-Participant from any other Participant; or

(b) conferring on any non-Participant any right to or interest in any Property or Assets except the right to receive royalty payments from each Participant as and when due.

1.4 The Participants agree that on the request of any non-Participant they will execute and deliver such documents as may be necessary to permit that non-Participant to record its royalty against the Property.

ARTICLE II

DEFINITIONS

2.1 Terms defined in the Agreement shall, subject to any contrary intention, bear the same meaning herein.

2.2 In addition to the definitions of the classes of Costs provided in Exhibit C of the Agreement and without limiting the generality thereof:

(a) **"Distribution Costs"** means all costs of:

(i) transporting minerals or concentrates from a Mine or a concentrating plant to a smelter, refinery or other place of delivery designated by the purchaser and, in the case of concentrates tolled, of transporting the concentrate or metal from a smelter or refinery to the place of delivery designated by the purchaser;

(ii) handling, warehousing and insuring the concentrates and metal; and

(iii) in the case of concentrates, tolled, of smelting and refining, including any penalties thereon on in connection therewith.

(b) **"Interest Costs"** means interest computed each calendar quarter and calculated as follows:

(i) the average of the opening and closing monthly outstanding balances for each month during the quarter of the net unrecovered amounts of all costs in the classes enumerated in the definition of Costs subparagraph (i),(ii),(iv), and (v) of this Agreement, and paragraph 2.2(a),(b),(c) and (d) of this Exhibit.

multiplied by:

(ii) the Prime Rate plus two percent:

multiplied by:

(iii) the number of days in the quarter;

divided by:

(iii) the number of days in the Year;

(c) **"Marketing Costs"** means such reasonable charge for marketing of Minerals and concentrates sold or of concentrates tolled as is consistent with generally accepted industry marketing practices including, without limitation, costs of market analysis, preparation of Minerals for sale, collection of sale proceeds and the costs of all associated activities; and

(d) **"Taxes and Royalties"** means all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law, or legal obligation imposed by any government in connection with a Participant's involvement in the Joint Operation if paid by the Participant.

2.3 Wherever used in this Exhibit, **"Gross Receipts"** means the aggregate of all receipts, recoveries or amounts received by or credited to a Participant in connection with its participation under the Agreement including, without limiting the generality of the foregoing:

(a) the receipts from the sale of that Participant's proportionate share of the concentrates derived from the Mineral produced from the Mine;

(b) all proceeds received from the sale of the Property or Assets subsequent to the Operative Date:

(c) all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Property or Assets subsequent to the Operative Date;

(d) all amounts received as compensation for the expropriation or forcible taking of any portion of the Property or Assets subsequent to the Operative Date:

(e) the fair market value, at the Property, of those Assets, if any, purchased for the Joint Account, that are transferred from the Property for use by a Participant elsewhere subsequent to the Operative Date; and

(f) the amount of any negative balance remaining after the reallocation of negative balances pursuant to paragraph 3.3 of this Agreement.

to the extent that those receipts, recoveries or amounts have not been applied by the Participant as a recovery of any of the classes of Costs itemized in paragraph 3.1 of this Exhibit.

ARTICLE III

NET PROCEEDS OF PRODUCTION

3.1 **"Net Proceeds of Production"** means the Gross Receipts minus deductions therefrom, to the extent of but not exceeding the amount of those Gross Receipts, of the then net unrecovered amounts of the following classes of Costs made in the following itemized order:

(a) Marketing Costs;

(b) Distribution Costs;

(c) Operating Costs:

(d) Taxes and Royalties:

(e) Interest Costs;

(f) Construction Costs;

(g) Exploration Costs;

(h) Prior Exploration Costs;

if being understood that the deductions in respect of the Costs referred to in paragraphs 3.1(a),(b),(d), and (e) of this Exhibit shall be based on those Costs as recorded by that Participant and the deductions in respect of the Costs referred to in paragraph 3.1(c),(f),(g) and (h) of this Exhibit shall be based on the Participant's Proportionate Share of those Costs as recorded by the Manager.

3.2 Any amount by which the aggregate of the Costs set out in paragraphs 3.1(a) to (h) inclusive in any quarter exceeds Gross Receipts for such quarter shall, together with any negative balance carried forward from the previous quarter, be carried forward for deduction from Gross Receipts in the immediately succeeding quarter.

ARTICLE IV
ADJUSTMENT VERIFICATION

4.1 Payment of any Net Proceeds of Production by a Participant shall not prejudice the right of that Participant to adjust its own statement supporting the payment; provide, however, that all statements presented to the non-Participant for any quarter shall conclusively be presumed to be true and correct up on the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that Participant gives notice to the non-Participant making claim on the non-Participant for an adjustment to the statement which will be reflected in subsequent payment of Net Proceeds of Production.

4.2 The Participant shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

4.3 The non-Participant shall be entitled upon notice to any Participant to request that the auditor of that Participant provide the non-Participant with its opinion that nay statement delivered pursuant to paragraph 1.1 of this Exhibit in respect of any quarterly period falling within the 12 months period immediately preceding the date of the non-Participant's notice has been prepared in accordance with this Agreement.

4.4 The time for giving the audit opinion contemplated in paragraph 4.3 of this Exhibit shall not extend the time for the taking of exception to and making claim on the non-Participant for adjustment as provided for in paragraph.4.1 of this Exhibit

4.5 The cost of the auditor's opinion referred to in paragraph 4.3 of this Exhibit shall be solely for the account of the non-Participant requesting the auditor's opinion, except where the said opinion is to the effect that the statement has not been prepared substantially in accordance with this Agreement, in which case the costs shall be solely for the account of the Participant.

AS

EXHIBIT E

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

INSURANCE

The Manager shall, at all times while conducting Operations, comply fully with the applicable worker's compensation laws and purchase, or provide protection for the Participants comparable to that provided under standard form insurance policies for the following risk categories: (i) comprehensive public liability and property damage with combined limits of not less than three million Dollars ($3,000,000) for bodily injury and property damage; (ii) automobile insurance with combined limits of not less than one hundred thousand Dollars ($100,000); and (iii) adequate and reasonable insurance against risk of fire and other risks ordinarily insured against in similar operations. If the Manager elects to self-insure, it shall charge to the Business Account an amount equal to the premium it would have paid had it secured and maintained a policy or policies of insurance on a competitive bid basis in the amount of such coverage. Each Participant shall self-insure or purchase for its own account such additional insurance as it deems necessary.

EXHIBIT F

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

FOUR YEAR WORK PROGRAM

AND

INITIAL PROGRAM AND BUDGET

Please see attached.

Exhibit A

PAUL D. GRAY GEOLOGICAL CONSULTANTS
88 EAST 18TH AVENUE
VANCOUVER, B.C.
V5V 1C9
Tel: 604.340.2269 **Fax: 604.687.2472**
PDGGCGeological@shaw.ca

To: Teryl Resources Corp.
240-11780 Hammersmith Drive
Richmond, BC
V7A 5E9

Attn: John Robertson, President

Date: April12, 2012

Re: Work Program, Budget Approval and Cash Call
2012 Silverknife Project Diamond Drilling Program

Dear Sir,

Please find submitted a Scope of Work, proposed Budget and Cash Call for the Paul D. Gray Geological Consultants ("PDGGC") to design, implement and conduct a diamond drilling mineral exploration program on behalf of Teryl Resources Corp. ("Teryl") on the Silverknife Property, B.C.

Silverknife Project 2012 Diamond Drilling Program

The 2012 Silverknife Diamond Drilling Program can take place between June 1, 2012 and September 31, 2012, weather permitting. The initial plan is to begin mineral exploration activities as soon as practicable after June 1, 2012.

PDGGC will manage all aspects of the program including, but not limited to, Diamond Drill contracting, Personnel hiring, government/regulator permitting and compliance, complete geological services, arranging/organizing analytical work, QA/QC protocols, travel arrangements and related program issues. PDGGC will utilize its own mineral exploration equipment and tools to conduct and support the 2012 diamond drilling program.

The Main objectives of the 2012 Silverknife Mineral Exploration program are as follows:

- To test by diamond drilling a minimum 1,200 metres of minimum NQ core the historic Silverknife "Discovery Zone" through confirmation, infill and stepout drilling;
- To collect, process, ship and analyze all collected samples;
- To collect assay samples with requisite QA/QC towards TSX.V Exchange reporting requirements
- To conduct a geological examination of any encountered outcropping lithologies and

Exhibit F

Budget Worksheet – SilverKnife 2012 Diamond Drilling Exploration Program

ITEM	unit base	Units 4 week program	unit cost	extended
Project Geo	day	40	$750.00	$30,000.00
Project Geo QP Project Planning and Reporting	day	20	$750.00	$15,000.00
Senior Sampler 1	day	30	$325.00	$9,750.00
Senior Sampler 2 with Level III FA	day	40	$500.00	$20,000.00
Junior Sampler/runner	day	35	$275.00	$9,625.00
Accommodation Drillers with food	day	30	$125.00	$3,750.00
Accommodation Tech Geo with food	day	40	$125.00	$5,000.00
Accommodation QP	day	20	$125.00	$2,500.00
WCB payments for Technical Staff	$8.5/$100/day	30	$18.50	$342.25
Level III First Air Supplies - Rental	day	30	$30.00	$900.00
Truck Rental 1	day	30	$150.00	$4,500.00
Truck Rental 2	day	30	$150.00	$4,500.00
Vehicle Rental – Dedicated F.A./Ambulance	day	50	$75.00	$3,750.00
Fuel Diesel liters per day	85	3000	$1.60	$4,800.00
Fuel Gasoline liters per day	100	2500	$1.60	$4,000.00
Core Splitter Rental	each	30	$35.00	$1,050.00
Core Splitter knives - purchase	each	2	$65.00	$130.00
Rental Portable garage shelter-core cutting	Each 12 x 20ft	30	$15.00	$450.00
Rental Portable garage shelter-core Logging	Each 12 x 20ft	30	$15.00	$450.00
Stoves Rental–airtight x 2 complete kits	each	30	$20.00	$600.00
Tables and racks–built on site-Lumber/nails	each	2	$500.00	$1,000.00
Lighting and FF&E for core shacks	each	2	$500.00	$1,000.00

Exhibit F
Page 3 of 6

Tools – electric (drivers etc)	kit	30	$20.00	$600.00
Tools – General utility	kit	30	$20.00	$600.00
Generator Rental – gasoline – inverter 2000W		60	$35.00	$2,100.00
Travel - Airfares - Crew Mob/Demob		1	$3,200.00	$3,200.00
Travel - Road		1	$3,000.00	$3,000.00
sample bags, sacks, sample tags etc		1	$3,000.00	$3,000.00
Geology Rentals (GPS, Radios, Satellite Phone, Sampling equipment etc.)		40	$100.00	$4,000.00
QA/QC Supplies (Standards and Blanks) - Purchase		200	$5.00	$1,000.00
Freight for Sample to Lab	each sample $	1300	$3.00	$3,900.00
			SUBTOTAL	$144,497.25
Contingency	20%			$28,899.45
			SUBTOTAL	$173,396.70
[redacted]				
Lab Assay Costs (billed to Company) - estimated	32	1300	$32.00	$41,600.00
			[redacted]	

Exhibit F
page 4 of 6

Work Program Initiation

The Work Program will be initiated as soon after June 1, 2012 as weather permits and after receipt of:

a) The signed Authorization Form attached;
b) Receipt in full of the Cash Call advance.

Thank you for your consideration of PDGGC's services with respect to this project.

Respectfully submitted,

Paul D. Gray, P. Geo.

mineralization on the Property;

- To conduct an examination of the project towards a determination of the evidence of all historical exploration work including detailed survey of historical drillholes and Property Boundaries.

All samples will be collected and processed by PDGGC personnel and transported to Inspectorate Labs, Whitehorse, Yukon preparation facility for analysis by appropriate analytical process.

Diamond Drilling Contracting will be arranged by PDGGC, however the Diamond Drilling Contract will be agreed to and signed for by Teryl. The PDGGC selected Diamond Drilling contract will be forthcoming to Teryl.

Thirty days of diamond drilling (with ancillary preparation time) have been budgeted towards the diamond drilling program. It should be noted that unforeseen weather/access conditions may preclude this timeframe however; PDGGC will do their best to gain access and conduct a quality program in the least amount of time required.

PDGCG will endeavor to conduct the above described mineral exploration activities in the most efficient and practical manner possible within the constraints of industry standard practices. Should eventualities arise during the course of this program that would prolong or otherwise cause the proposed budget to be surpassed, PDGGC will contact Teryl directly to discuss and determine a solution/decision.

Budget – Cash Call Advance

As per conversations, the estimated budget for PDGGC to conduct the described program (attached herewith) is between $172,000 = $178,000. A Cash Call Advance for $52,000.00 is submitted for approval herewith.

Budget – Staged Completion Payments

The balance of the Budget shall be paid in the following staggered installments:

On Signing:	30% of Estimated Project Costs	$52,000
On mobilization:	50% of Estimated Project Costs	$86,000
On Project Completion	15% of Estimated Project Costs	$30,000
On delivery of all Samples to Lab		Balance

QR

AE

EXHIBIT G

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

TERYL

AND

MINEWEST

RIGHT OF FIRST REFUSAL

1.1 Pre-emptive Rights. If either Participant intends to Transfer all or any part of its Participating Interest ("Transferring Entity"), such Participant shall promptly notify the other Participant of such intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or the contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the nonmonetary consideration and stated in terms of cash or currency). The other Participant shall have thirty (30) days from the date such notice is delivered to notify the Transferring Entity (and the Participant if its Affiliate is the Transferring Entity) whether it elects to acquire the offered interest at the same price (or its monetary equivalent in cash or currency) and on the same terms and conditions as set forth in the notice. If it does so elect, the acquisition by the other Participant shall be consummated promptly after notice of such election is delivered;

(a) If the other Participant fails to so elect within the period provided for above, the Transferring Entity shall have ninety (90) days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those offered by the Transferring Entity to the other Participant in the aforementioned notice;

(b) If the Transferring Entity fails to consummate the Transfer to a third party within the period set forth above, the right of first refusal of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Paragraph.

EXHIBIT H

To

EXPLORATION, DEVELOPMENT AND MINE OPERATING AGREEMENT

By And Between

MINEWEST SILVER & GOLD INC.

AND

TERYL RESOURCES CORP.

NET SMELTER RETURNS

ARTICLE I
<u>OBLIGATION</u>

1.1 If any non-Participant becomes entitled to a royalty pursuant Sections 10.11 and 10.13 or Section 13.2(b) of the Agreement of the Agreement, each Participant shall separately calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Smelter Returns

1.2 Each Participant shall within 60 days of the end of each calendar quarter, as and when any Net Smelter Returns are available for distribution:

(a) severally pay our cause to be paid to each non-Participant that percentage of the Net Smelter Returns to which that non-Participant is entitled to under Sections 10.11 and 10.13 or Section 13.2(b) of the Agreement of the Agreement;

(b) deliver to each non-Participant a statement indicating the amount of Net Smelter Returns to which that non-Participant is entitled:

1.3 Nothing contained in this Agreement or this Exhibit shall be construed as:

(a) imposing on a Participant any obligation with respect to payment of royalty due hereunder to a non-Participant from any other Participant; or

(b) conferring on any non-Participant any right to or interest in any Property or Assets except the right to receive royalty payments from each Participant as and when due.

1.4 The Participants agree that on the request of any non-Participant they will execute and deliver such documents as may be necessary to permit that non-Participant to record its royalty right against the Property.

ARTICLE II
NET SMELTER RETURNS

2.1 **"Net Smelter Returns"** means the net amount of money received by a Participant for its own account from the sale of Minerals, concentrates or other products from the Property to a smelter or other ore buyer after deduction of the total of the following:

(a) smelter and/or refining charges;

(b) government imposed production and ad valorem taxes (excluding taxes on income);

(c) Mineral treatment charges, penalties and any and all charges made by the purchaser of ore or concentrates;

(d) any and all transportation and insurance costs which may be incurred in connection with the transportation of Minerals or concentrates; and

(d) all umpire charges which the purchaser may be required to pay.

2.2 Payment of Net Smelter Returns by the Participant to the non-Participant shall be made quarterly within 45 days after the end of each fiscal quarter of the Participant and shall be accompanied by unaudited financial statements pertaining to the operations carried out on the Property. Within 90 days after the end of each fiscal year of the Participant in which Net Smelter Returns are payable to the non-Participant, the record relating to the calculation of Net Smelter Returns for such year shall be audited by the Manager's external independent auditor and any resulting adjustments in the payment of Net Smelter Returns payable to the on=Participant shall be made forthwith. A copy of the said auditor's report and accompanying financial information shall be delivered to the non-Participant within 30 days of the end of such 90-day period.

2.3 Each annual audit shall be final and not subject to adjustment unless the non-Participant delivers to the Participant written exceptions in reasonable detail within six months after the non-Participant receives the report. The non-Participant, or its representative duly authorized in writing, at its expense, shall have the right to audit the books and records of the Participant related to Net Smelter Returns to determine the accuracy of the report, but shall not have access to any other books and records of the Participant. The audit shall be conducted by a chartered or certified public accountant of recognized standing. The Participant shall have the right to condition access to its books and records on execution of a written agreement by the auditor that information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the report. A copy of the non-Participant's report shall be delivered to the Participant upon completion, and if any discrepancy between the amount actually paid by the Participant and the amount which should have been paid according to the non-Participant's reports shall be paid forthwith, one party to the other In the event that the said discrepancy is to the determinant of the non-Participant and exceeds 5% of the amount actually paid by the Participant, then the Participant shall bay the entire cost of the audit.

2.3 Non error in accounting or in interpretation of the Agreement shall be the basis for a claim of breach of fiduciary duty, or the like, or give rise to a claim for exemplary or punitive damages or

for the termination or rescission of the Agreement or the estate and rights acquired and held by the Participant under the terms of the Agreement.